UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2021
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 30, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Agreement to Acquire Nuevopak
- Acquisition enhances sustainable paper-packaging targeting e-commerce fulfillment channel -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 30, 2021 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced it has entered into a definitive agreement to acquire Nuevopak Global Limited (“Nuevopak”) for approximately $43.8 million in total cash consideration, consisting of $34.8 million to be paid at closing and the remaining amount, subject to certain post-closing adjustments and potential contingent consideration, to be paid within three years from the date of closing. All amounts are in US dollars.

Nuevopak designs and develops a range of machines to provide void-fill and cushioning protective packaging solutions. Nuevopak currently supplies IPG with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is a privately held company headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany that serve customers around the world, providing protective packaging solutions using a combination of world-class innovation and specialized industry experience.

This acquisition is expected to further enhance IPG’s protective packaging business and strengthen its product bundle, thereby supporting IPG’s vision to be a global leader in packaging and protective solutions. The acquisition is also expected to enable IPG to secure dispensing machine supply, vertically integrate its paper converting operation, and expand market share in this growing, sustainability-focused market.

“Protective packaging, and our ability to offer a comprehensive solution, including consumable products, dispensing machines, and field support services, continues to be a strategic portion of our product bundle,” said Greg Yull, President and CEO of IPG. “Nuevopak has been a valued partner of ours for several years and this acquisition was a natural evolution of that relationship. The dispensing machines and the protective packaging products represent a “razor-razorblade” business model that further embeds us with our valued customers. The acquisition represents a near-term opportunity that increases our ability to service the e-commerce vertical which is expected to see strong growth for the foreseeable future. We will continue to be disciplined in our approach to acquisitions that strengthen our product bundle and generally offer strategic benefit to IPG meeting our customers’ needs. We believe that this acquisition delivers on both fronts.”

The acquisition is subject to customary closing conditions and approvals and is expected to close in the third quarter of 2021.

Financial Highlights of the Acquisition

IPG expects to achieve a post-synergy Adjusted EBITDA1 acquisition multiple on the Nuevopak transaction that is approximately 5x by 2023. In management’s view, the post-synergy multiple disclosure is more representative of the contribution Nuevopak can offer within IPG, compared to Nuevopak’s relatively modest contribution on a stand-alone basis given its early stage growth profile. Expected cost synergies are considered to be low-risk by the Company’s management, and include margin expansion through the vertical integration of IPG’s paper converting, as well as savings on future capital expenditures by leveraging Nuevopak’s strategic parts sourcing and assembly capabilities. The Company also believes additional revenue synergies will materialize as it continues to scale its protective packaging business across multiple market verticals, led by the continued demand growth in the e-commerce fulfillment vertical and customer preferences for sustainable packaging solutions. In total, deal and integration costs are expected to be approximately $2-3 million, with the majority of these costs expected to be recognized by the end of 2022.

IPG expects to finance the acquisition with funds available under its $600 million credit facility.

1)Adjusted EBITDA is a non-GAAP financial measure. Its use is consistent with IPG's definition as provided in its historical public filings (including its most recent Management’s Discussion and Analysis filed with the US Securities and Exchange Commission on May 12, 2021).

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe. For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the closing of the acquisition, including the expected timing; the purchase price for the acquisition (including the amount of contingent consideration actually earned) and the funding of such purchase price; the benefits that the acquisition is expected to bring to IPG’s business, operations, and financial results; the enhancement, extension and expansion of IPG’s product offering, global presence and market share; the continued growth of the e-commerce vertical for the foreseeable future and expected demand in the e-commerce vertical; the strategic fit of Nuevopak with IPG’s existing product portfolio and operations; IPG’s continued approach to acquisitions; expected revenue, Adjusted EBITDA, earnings, and cost and revenue synergies; savings on future capital expenditures; our paying down of debt; and the expected deal and integration costs and timing of such costs may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy; the post-closing performance of Nuevopak, including the expected Adjusted EBITDA and cost and revenue synergies; the anticipated benefits from IPG’s capital expenditures; the quality and market reception of IPG’s products; customer preferences for sustainable packaging solutions; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; availability of funds under IPG’s credit facility; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall Investor Relations (T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com